AgiiPlus Inc.

January 6, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Re:	AgiiPlus Inc. Amendment No. 2 to Registration Statement on Form F-1 Filed December 8, 2022 File No. 333-267461

Dear Mr. Lopez and Mr. Holt:

AgiiPlus Inc. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated December 27, 2022 regarding the Amendment No. 2 to Registration Statement on Form F-1 filed by AgiiPlus Inc. on December 8, 2022. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly.

Amendment No. 2 to Registration Statement on Form F-1 filed December 8, 2022

Management’s Discussion and Analysis, page 76

1. We note your revised disclosure and response to comment 1 and reissue the comment in part. It is unclear from your response and revised disclosure whether management believes the COVID pandemic presents a known event or uncertainty. In this regard, for example only, we note that neither the response nor the revised disclosure addresses the decrease in headcount, the page 23 discussion of significant expenses and delays associated with lockdowns, or the extent to which management believes the negative trends will continue. Please revise to provide a broader discussion of the pandemic-related risks that addresses current and prospective operations or advise us why you believe the pandemic-related risks do not constitute a known event or uncertainty.

Response: In response to the Staff’s comments, the Company respectfully proposes to amend our registration statement on Form F-1 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Factors Affecting AgiiPlus’ Results of Operations — Impact of the COVID-19 Pandemic” as follows:

Impact of the COVID-19 Pandemic

The growth of the work solution industry in China has been interrupted by the lockdowns and restrictive policies adopted in response to the COVID-19 pandemic, especially in 2022. However, in December 2022, the Chinese government unveiled a series of new COVID-related policies to loosen its zero-COVID policy, and uplifted the existing prevention and control measures that were in place for the COVID-19 pandemic. On December 26, 2022, China’s National Health Commission (“NHC”) announced that the COVID-19 infections will not be subject to the prevention and control measures of a Class A infectious disease, which means that COVID-19 infections will no longer be included in the administration of quarantinable infectious diseases. Starting from January 8, 2023, among other changes, China will no longer conduct nucleic acid tests and centralized quarantine for all inbound travelers, and measures to control the number of international passenger flights will be lifted. Based on the experience of other countries, we expect that social and business activities in China will take three to six months to return to a pre-pandemic level. Based on these latest policies and developments, we expect AgiiPlus’ operational and financial performance to gradually improve and stabilize in second half of 2023.

The intermittent lockdowns and restrictive policies in 2022 caused by the COVID-19 pandemic have adversely affected AgiiPlus’ business operations. The occupancy rate of Distrii’s mature workspaces was 87% as of December 31, 2020, and 85% as of December 31, 2021, but subsequently dropped to 80% as of June 30, 2022, and further to 75% as of September 30 2022, due to the increasing COVID-19 cases and stricter restrictive policies in China in the third quarter of 2022. The intermittent lockdowns and restrictive policies have not only negatively impacted the demand from customers in the short term, but also delayed the refurbishment process for new workspaces due to strict restrictions imposed by the PRC government. From the 4th quarter of 2021 to early December 2022, the timeline of refurbishing process of several AgiiPlus’ workspaces was delayed by approximately two months on average, which subsequently postponed the opening for several workspaces. This resulted in deviations of revenue in our projection as our sales activities were impacted due to the delay in completing certain projects. At the same time, the time it takes us to lease new workspaces to customers becomes longer on average due to a softer customer demand caused by the COVID-19 restrictions over businesses and the uncertain economic outlook. Services industries, including education, tourism, sports and entertainment, are among the hardest-hit, facing significant business pressure and uncertainty. Some of AgiiPlus’ customers are among these industries, and therefore AgiiPlus’ business operations may indirectly be impacted by the uncertainties faced by customers in these industries.

The highly contagious Omicron variant had led to a citywide lockdown in Shanghai from the end of March 2022 to the end of May 2022, which significantly affected AgiiPlus’ operations. As a result of the citywide lockdown, AgiiPlus temporarily closed down all its offices and workspaces in Shanghai during that period. Although all the employees were only able to work remotely from home during the lockdown period, we experienced a decrease of overall productivity, especially in sales activities. 45 Distrii workspaces (out of a total of 61) are in Shanghai, and thus the Shanghai lockdown resulted in materially negative impact on AgiiPlus’ business operations. The occupancy rate for mature Distrii workspaces decreased from 85% as of December 31, 2021 to 80% as of June 30, 2022, and further to 75% as of September 30, 2022. AgiiPlus’ customers also experienced negative impact on their own business because of the citywide lockdown. Some of the customers were forced to terminate their leases prematurely to cut down the costs. Immediately after the lockdown was lifted on June 1, 2022, 266 workstations were terminated prematurely during that month, representing about 1.6% of the total number of leased workstations under Distrii’s operation in Shanghai. The revenue from workspaces declined by approximately RMB520,000 in June 2022 as a result of such early terminations, representing approximately 1.9% of the total monthly revenue from Distrii workspaces in Shanghai. Furthermore, in order to cut their own operational costs, some customers chose to lay off employees and move into smaller spaces. Some customers delayed their business expansion plans and withheld the expansion or office relocation plans.

To address these challenges and uncertainties, AgiiPlus has adopted active measures to mitigate the negative impact on its business operations and financial condition. Cost saving is an important measure to sustain its operations. AgiiPlus reduced its headcount by approximately 18% between April 30, 2022 and September 30, 2022, in order to reduce fixed operating costs. Despite this headcount reduction, the number of key working team members and management staff remained stable to ensure normal daily operations. If our overall business activities recover in 2023, AgiiPlus will consider hiring new employees to support future business expansion. On the revenue side, AgiiPlus strategically focused on sales and occupancy rates. For existing customers, AgiiPlus offered discounted rates to encourage customers to renew their leases as well as purchase additional enterprise services. The discounts and attractive offers effectively helped stabilize the operations when the lockdown was lifted in June 2022, with an approximate 74% lease renewal rate for Distrii workspaces in Shanghai in June 2022. For new customers, AgiiPlus enhanced their marketing activities through multiple channels, increased commission rates to brokers, and offered attractive rates and more flexible leasing terms to bring in new customers. A tenant referral program was launched as well to offer incentives to existing customers who introduced friends and contacts to purchase AgiiPlus’ products and services. The pandemic also made it harder to collect timely rents from both existing and new customers. AgiiPlus offered special discounts to customers willing to pay six months’ to one year’s rent upfront, which obtained the early rental collections and support operating cash flow. By implementing the above measures, AgiiPlus managed to get occupancy of mature Distrii workspaces at 80% as of June 30, 2022, still representing a 5% drop from 85% as of December 31, 2021. For the six months ended June 30, 2022, AgiiPlus’ total revenue increased by 28.2%, from RMB200.5 million (US$29.9 million) in the six months ended June 30, 2021 to RMB256.9 million (US$38.4 million) in the six months ended June 30, 2022. Although the lockdown has delayed project completion, AgiiPlus managed to complete the refurbishment of four new Distrii workspaces during the six months ended June 30, 2022. The total number of Distrii workspaces increased from 61 as of December 31, 2021 to 65 as of June 30, 2022.

However, the COVID-19 pandemic further deteriorated in China in the 3rd quarter of 2022, with increasing infection cases being reported across many cities in China. The Chinese government imposed more restrictions and tightened controls over travels and business activities, which added further pressure and uncertainty on AgiiPlus’ overall business. The occupancy rate of Distrii’s mature workspaces further decreased to 75% as of September 30, 2022, representing a 5% drop from 80% as of June 30, 2022. To survive the post-lockdown in the short term, AgiiPlus cut costs by delaying the opening of new workspaces and putting new investment on hold. In December 2022, the uncertainty and risk associated with China’s COVID-19 policies and restrictions have been significantly mitigated. The Chinese government unveiled a series of new COVID-related policies to loosen its zero-COVID policy, uplifted the COVID prevention and control measures and provided a clear timetable to re-open the border. Considering the recent development and COVID policy adopted in December 2022, AgiiPlus expects the Chinese economy to recover in second half of 2023, which we expect will benefit businesses in the work solution industry in general.

Firstly, the border reopening is expected to stimulate international business activities, which may directly benefit the work solution industry in Tier-1 cities in China, such as Shanghai and Beijing, as plenty of enterprises in such cities historically have a tighter bond with foreign businesses and overseas presence.

Secondly, business confidence will be improved with more certainty in the future, and more businesses will be willing to lease new offices and hire more staff for future business expansion.

Although the economic outlook in 2023 seems more certain, AgiiPlus will adopt prudent business strategies to mitigate market volatility in the short term. AgiiPlus will continue to closely monitor further development of post-COVID policies, the market demand for flexible workspaces, and make timely adjustment on the future business plans.

Additionally, we propose to supplement our registration statement on Form F-1 under “Risk Factors — Risks Factors Relating to AgiiPlus’ Business and Industry — AgiiPlus’ financial condition and operational results are affected by the occupancy rates of Distrii workspaces” with the following risk factor:

AgiiPlus’ financial condition and operational results are affected by the occupancy rates of Distrii workspaces.

In the pre-opening process, Distrii workspaces typically have a one to four month vacancy period to redevelop space and conduct other pre-opening preparation work. The vacancy period may be longer than expected if AgiiPlus’ subsidiaries cannot attract enough customers to the new spaces or maintain customers of their existing spaces. Additionally, if the pre-opening process takes longer than expected, AgiiPlus’ revenues, financial condition and results of operations may be adversely affected. For instance, as a result of the city-wide lockdown in Shanghai from March 2022 to May 2022, AgiiPlus’ subsidiaries experienced significant delays in completing their pre-opening preparation work, and the average time for AgiiPlus’ subsidiaries to conduct pre-opening preparation work increased from one month to two months, thereby significantly increasing AgiiPlus’ pre-opening expense for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021. Such increase was caused by a delayed timeline for opening spaces as a result of zero-COVID lockdowns. As the Chinese government recently shifted its COVID policies and citywide lockdown restrictions are less likely to be reinstalled in the future, AgiiPlus expects the pre-opening expense by project to return to historical levels in the forecastable future.

In case customers choose not to continue using Distrii workspaces, AgiiPlus’ subsidiaries may experience difficulty in finding new customers to use the current space or would need additional time and cost to redevelop the space, which may result in longer vacancy periods and adversely affect AgiiPlus’ operational results.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Jing Hu
Jing Hu
Chief Executive Officer and Chairman of the Board of Directors

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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